KEGLER, BROWN, HILL & RITTER CO., L.P.A.
65 East State Street, Suite 1800
Columbus, Ohio 43215
Telephone: (614) 462-5441
Facsimile: (614) 464-2634
E-Mail: phess@keglerbrown.com
March 4, 2008
Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. William Choi
Mr. Andrew Blume

Re:	PowerSecure International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File No. 1-12014
Gentlemen:
On behalf of PowerSecure International, Inc. (“we,” “us” or “our”), this letter is submitted in response to your letter to us, dated February 22, 2008, which sets forth a comment by the Staff of the Securities and Exchange Commission (the “Staff”) relating to the filing referenced above. For your convenience, we have restated the Staff’s comment in this letter in italicized, bold type and have followed the comment with our response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Basic and Diluted Earnings Per Share, page F-12
1.	We have reviewed your response to prior comment 8 in our letter dated December 31, 2007. Since your mandatorily redeemable preferred stock was recorded as a liability, EITF Topic D-42 and SFAS 150 require that you record the redemption premium in net income as a loss on extinguishment of debt. Accordingly, please restate your financial statements or tell us why you believe your accounting treatment was in accordance with GAAP.
Response:
We respectfully submit to the Staff that our accounting treatment with respect to the shares of our Series B preferred stock, par value $.01 per share (“preferred shares”), was in accordance with GAAP and, therefore, no restatement of our financial statements is required or appropriate.
Prior to December 9, 2004, our preferred shares were convertible into shares of our common stock, par value $.01 per share (“common shares”), at the option of the holder of the preferred shares. Because of this conversion feature, we accounted for our preferred shares pursuant to Rule 5-02-28 of Regulation S-X, and the preferred shares as classified as “mezzanine equity”, not as a liability. Further, we do not believe that FAS 150 was applicable to our preferred shares until they became mandatorily redeemable on December 9, 2004. We also believe that our accounting for the premium we paid to induce certain holders of preferred shares to convert their preferred shares into common shares is in compliance with EITF Topic D-42.

The terms of our preferred shares required us to redeem all preferred shares that had not been converted into common shares as of December 9, 2004 at a gross redemption price, including accumulated but unpaid dividends. Until that date, the preferred shares could be converted, at the option of the holder, into common shares.
FAS 150 defines a mandatorily redeemable financial instrument as “any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event that is certain to occur” [emphasis added]. In our case, the preferred shares were subject to conversion privileges by the holders, the exercise of which was outside of our control, prior to their redemption date of December 9, 2004. In other words, the redemption of the preferred shares was conditional rather than unconditional, entirely contingent upon the holders’ not exercising their option to convert their preferred shares into common shares. Accordingly, we accounted for the preferred shares as mezzanine equity because the preferred shares were redeemable based on conditions that were outside our control. It was not until after the redemption date that the remaining unconverted preferred shares became mandatorily redeemable and we accounted for that obligation as a liability.
FAS 150 states that if a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the FAS 150 definition of mandatorily redeemable. Because the redemption of our preferred shares was conditional on events outside of our control, we do not believe the provisions of FAS 150 were applicable to our preferred shares prior to the redemption date. Accordingly, we accounted for the preferred shares under the provisions of Rule 5-02-28 of Regulation S-X and EITF Topic D-42 and recorded the dividends on the preferred shares as well as the premium paid to certain holders of preferred shares to convert their preferred shares into common shares as a reduction of net income to arrive at net earnings available to common shareholders in the calculation of earnings per share.
If you have any additional questions or comments, please feel free to contact me directly.
Sincerely,
/s/ Paul R. Hess

cc:	Sidney Hinton, President and CEO, PowerSecure International, Inc.
Christopher T. Hutter, CFO, PowerSecure International, Inc.
Gary J. Zuiderveen, Controller and Principal Accounting Officer, PowerSecure International, Inc.
Anthony D. Pell, Chairman, Audit Committee, PowerSecure International, Inc.